SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 March 24, 2003

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1        RNS Announcement, re:  Update on Restructuring dated 24 March 2003



                               BRITISH ENERGY plc

                                (the "Company")

                        UPDATE ON RESTRUCTURING PROCESS

On 14th February 2003, British Energy announced that:

- it had reached agreement on a binding basis with Significant Creditors including certain Bondholders, on the terms of a standstill; and

- it had reached a non-binding agreement with Significant Creditors including certain Bondholders on the principles of the Company's restructuring,

subject in each case to certain approvals required by 24th March 2003 and certain Enron US Bankruptcy Court approvals required by 14th May 2003.

The necessary approvals required by 24th March 2003 have now been obtained and the standstill agreement is now effective between the Company, British Nuclear Fuels plc, the Eggborough bank syndicate, The Royal Bank of Scotland, Teeside Power Limited and TotalFinaElf Gas and Power Limited. The Enron board approvals have been obtained and the required US Bankruptcy Court approvals are expected to be obtained and the standstill is expected to become binding on Enron Capital & Trade Europe Finance LLC by 14th May 2003.

As announced earlier today the Company had also convened meetings of the holders of each of its outstanding GBP109,861,000 5.949 per cent. Bonds due 2003 (the "2003 Bonds"), GBP163,444,000 6.077 per cent. Bonds due 2006 (the "2006 Bonds")
and GBP134,586,000 6.202 per cent. Bonds due 2016 (the "2016" Bonds") (together the "Bonds") in order formally to incorporate the standstill arrangements into the terms of the Bonds. These meetings were duly held on 24 March 2003. The standstill resolutions proposed at the meetings of the 2003, 2006 Bonds and 2016 Bonds were duly passed with holders of, respectively, 85.05%, 81.49% and 80.32% of the bonds outstanding voting in favour and no votes against. Accordingly the standstill is now binding on all Bondholders.


For further information please contact:           Andrew Dowler
                                                  020 7831 3113

Notes:

1. The legal structure and the steps necessary to implement the proposed restructuring, together with their accounting and tax consequences, have not been finalised. Implementation of the proposed restructuring will require the development of a structure and steps which permit the commercial and economic effects outlined on 14th February 2003 to be achieved without material adverse taxation or accounting consequences. The detailed terms of the restructuring will need to be discussed and agreed with the Inland Revenue.

2. The restructuring remains subject to a large number of significant uncertainties. Formal agreements will need to be reached with Bondholders, the Eggborough bank syndicate, TPL, TFE, Enron and RBS in relation to the restructuring of their diverse financial interests. No agreement has been reached in relation to the price or terms of any sale of Amergen. The European Commission may not approve the restructuring or may impose conditions to such approval that would affect the financial terms or even the viability of the restructuring. The Secretary of State is entitled to cancel and require immediate repayment of the HMG Credit Facility if, among other things, in the opinion of the Secretary of State the restructuring cannot be implemented in the timescale or manner envisaged. In addition the standstill arrangements may be terminated following the occurrence of certain termination events.

3. If such agreements cannot be reached or the required approvals are not forthcoming, the assumptions underlying the proposal are not fulfilled or the conditions to the restructuring proposal are not satisfied or waived in each case within the timescales envisaged, or the HMG Credit Facility or the standstill arrangements are terminated, then the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings. The Board considers that, in the event of insolvency, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 24, 2003              BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations